                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                                   uWink, Inc.
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                                (Name of Issuer)

                       Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    91818T107
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                                 (CUSIP Number)

                                  March 3, 2006
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.


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1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Tallac Corporation
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X] Joint Filer*
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3.   SEC Use Only

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4.   Citizenship or Place of Organization
     Nevada
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               5.   Sole Voting Power
  NUMBER OF         2,634,100
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           2,634,100
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
       2,634,100 (1)
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10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
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11.  Percent of Class Represented by Amount in Row (9)
       13.7%
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12.  Type of Reporting Person (See Instructions)
       CO
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* Joint Filing Agreement between Tallac Corporation and John E. Lee attached as Exhibit A.

(1) Reflects 1,800,767 shares of uWink, Inc. common stock and warrants to purchase an additional 833,333 shares of uWink, Inc. common stock owned by Tallac Corporation. John E. Lee is the President and sole shareholder of Tallac Corporation.

CUSIP No.


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1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     John E. Lee
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X] Joint Filer*
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     United States
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               5.   Sole Voting Power
  NUMBER OF         2,634,100
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           2,634,100
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
       2,634,100 (1)
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
       13.7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------

* Joint Filing Agreement between Tallac Corporation and John E. Lee attached as Exhibit A.

(1) Reflects 1,800,767 shares of uWink, Inc. common stock and warrants to purchase an additional 833,333 shares of uWink, Inc. common stock owned by Tallac Corporation. John E. Lee is the President and sole shareholder of Tallac Corporation.

CUSIP No.


ITEM 1.
     (a)  Name of Issuer:
            uWink, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
            12536 Beatrice Street
            Los Angeles, CA 90066


ITEM 2.
     (a)  Name of Person Filing:
            Tallac Corporation

     (b)  Address of Principal Business Office, or if None, Residence:
            555 Montgomery Street, Suite 603
            San Francisco, CA 94111

     (c)  Citizenship:
            Tallac Corporation is a corporation organized under the laws of the state of Nevada.

     (c)  Title of Class of Securities:
            This statement on Schedule 13G is being filed with respect to common stock, $0.001 par value per share of the Issuer.

     (d)  CUSIP Number:
            91818T107


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [_]  Broker or dealer registered under Section 15 of the Act
               (15 U.S.C. 78o).
     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 1.
     (a)  Name of Issuer:
            uWink, Inc.

(e)      Address of Issuer's Principal Executive Offices:
            12536 Beatrice Street
            Los Angeles, CA 90066


ITEM 2.
     (a)  Name of Person Filing:
            John E. Lee

     (b)  Address of Principal Business Office, or if None, Residence:
            555 Montgomery Street, Suite 603
            San Francisco, CA 94111

     (c)  Citizenship:
            Mr. Lee is a citizen of the United States of America.

     (f)  Title of Class of Securities:
            This statement on Schedule 13G is being filed with respect to common stock, $0.001 par value per share of the Issuer.

     (g)  CUSIP Number:
            91818T107


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [_]  Broker or dealer registered under Section 15 of the Act
               (15 U.S.C. 78o).
     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (k)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
            The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.


     (b)  Percent of class:
            The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.


     (c)  Number of shares as to which such person has:

          (i)      Sole power to vote or to direct the vote:
            The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.


          (ii)     Shared power to vote or to direct the vote:
            The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.


          (iii)    Sole power to dispose or to direct the disposition of:
            The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.


          (iv)     Shared power to dispose or to direct the disposition of:
            The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.


INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Tallac Corporation is the owner of the shares of uWink common stock reported on this Schedule 13G. John E. Lee is the President and sole shareholder of Tallac Corporation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

ITEM 10.  CERTIFICATIONS.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



TALLAC CORPORATION


/s/ John E. Lee
-----------------------------
Signature

John E. Lee, President
-----------------------------
Name/Title


/s/ John E. Lee
-----------------------------
John E. Lee

                                    EXHIBIT A

CUSIP NO. 91818T107

                        AGREEMENT REGARDING JOINT FILING
                       OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock and warrants to purchase common stock of uWink, Inc.

Dated:   March 3, 2006


                   TALLAC CORPORATION


               By: /s/ John E. Lee                         /s/ John E. Lee
                   -------------------                     ---------------
                   John E. Lee, President                  John E. Lee